SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549
_______________

SCHEDULE 13D/A

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

Under the Securities Exchange Act of 1934
(Amendment No. 4)

Bloomin' Brands, Inc.
(Name of Issuer)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

094235108
(CUSIP Number)

Eleazer Klein, Esq. Marc Weingarten, Esq.
919 Third Avenue
New York, New York 10022
(212) 756-2000
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

March 10, 2020
(Date of Event which Requires
Filing of this Schedule)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [ ]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

(Continued on following pages)

(Page 1 of 6 Pages)

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The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 094235108	SCHEDULE 13D/A	Page 2 of 6 Pages

1	NAME OF REPORTING PERSON JANA PARTNERS LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 7,985,439 Shares
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 7,985,439 Shares
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 7,985,439 Shares
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (see Item 5) 9.2%
14	TYPE OF REPORTING PERSON IA

CUSIP No. 094235108	SCHEDULE 13D/A	Page 3 of 6 Pages

1	NAME OF REPORTING PERSON JOHN PAUL GAINOR JR
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 57,000 Shares
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 57,000 Shares
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 57,000 Shares
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (see Item 5) Less than 0.1%
14	TYPE OF REPORTING PERSON IA

CUSIP No. 094235108	SCHEDULE 13D/A	Page 4 of 6 Pages

The following constitutes Amendment No. 4 to the Schedule 13D filed by the undersigned ("Amendment No. 4"). This Amendment No. 4 amends the Schedule 13D as specifically set forth herein.

Item 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

Item 3 of the Schedule 13D is hereby and amended and restated in its entirety as follows:

The 7,985,439 Shares reported herein by JANA were acquired at an aggregate purchase price of approximately $126.2 million. Such Shares were acquired with investment funds in accounts managed by JANA and margin borrowings described in the following sentence. Such Shares are held by the investment funds managed by JANA in commingled margin accounts, which may extend margin credit to JANA from time to time, subject to applicable federal margin regulations, stock exchange rules and credit policies. In such instances, the positions held in the margin accounts are pledged as collateral security for the repayment of debit balances in the account. The margin accounts bear interest at a rate based upon the broker's call rate from time to time in effect. Because other securities are held in the margin accounts, it is not possible to determine the amounts, if any, of margin used to purchase the Shares reported herein.

Mr. Gainor used a total of approximately $895,186 in the aggregate to acquire the 57,000 Shares reported herein as beneficially owned by him.

Item 5.	INTEREST IN SECURITIES OF THE COMPANY.

Items 5(a)-(c) of the Schedule 13D are hereby and amended and restated in their entirety as follows:

(a) The aggregate percentage of Shares reported to be beneficially owned by the Reporting Persons is based upon 87,030,130 Shares outstanding as of February 21, 2020, as reported in the Issuer's Annual Report on Form 10-K for the fiscal year ended December 29, 2019 filed with the Securities and Exchange Commission on February 26, 2020.

As of the date hereof, JANA may be deemed to beneficially own 7,985,439 Shares, representing approximately 9.2% of the Shares outstanding.

As of the date hereof, Mr. Gainor may be deemed to beneficially own 57,000 Shares, representing less than 0.1% of the Shares outstanding.

By virtue of the Nomination Agreement (as defined in Item 6), JANA and Mr. Gainor may be deemed to have formed a "group" within the meaning of Section 13(d)(3) of the Exchange Act and may be deemed to beneficially own an aggregate of 8,042,439 Shares, representing approximately 9.2% of the outstanding Shares. Mr. Gainor expressly disclaims beneficial ownership of the Shares beneficially owned by JANA. JANA expressly disclaims beneficial ownership of the Shares beneficially owned by Mr. Gainor.

(b) JANA has sole voting and dispositive power over 7,985,439 Shares, which power is exercised by the Principal. Mr. Gainor has sole voting and dispositive power over the 57,000 Shares beneficially owned by him.

(c) Information concerning transactions in the Shares effected by the Reporting Persons since the filing of Amendment No. 3 is set forth in Exhibit C attached hereto and is incorporated herein by reference. All of the transactions in Shares listed hereto were effected in the open market through various brokerage entities.

CUSIP No. 094235108	SCHEDULE 13D/A	Page 5 of 6 Pages

Item 7.	MATERIAL TO BE FILED AS EXHIBITS.

Item 7 of the Schedule 13D is hereby amended and supplemented as follows:

Exhibit F:	Transactions in the Shares of the Issuer

CUSIP No. 094235108	SCHEDULE 13D/A	Page 6 of 6 Pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: March 12, 2020

JANA PARTNERS LLC

By:	/s/ Jennifer Fanjiang
Name:	Jennifer Fanjiang
Title:	Chief Legal Counsel and Chief Compliance Officer

/s/ John Paul Gainor Jr.
JOHN PAUL GAINOR JR.

EXHIBIT F

Transactions in the Shares of the Issuer by the Reporting Persons
Since the Filing of Amendment No. 3

The following tables set forth all transactions in the Shares effected by the Reporting Persons since the filing of Amendment No. 3. Except as noted below, all such transactions were effected in the open market through brokers and the price per share includes commissions. Where a price range is provided in the column Price Range ($), the price reported in that row's column Price Per Share ($) is a weighted average price. These Shares were purchased in multiple transactions at prices between the price ranges indicated in the column Price Range ($). The Reporting Person will undertake to provide to the staff of the SEC, upon request, full information regarding the number of Shares purchased at each separate price.

JANA

Trade Date	Shares Purchased (Sold)	Price Per Share ($)	Price Range ($)

2/18/2020	(31,714)	21.59
2/24/2020	(57,171)	22.96
2/26/2020	25,000	19.42
2/27/2020	31,100	17.93	17.92 – 17.96
2/28/2020	118,900	17.94	17.91 – 17.97
3/2/2020	33,492	17.77
3/3/2020	66,508	17.99
3/4/2020	100,000	17.60
3/6/2020	100,000	15.84
3/9/2020	400,000	14.12	13.64 – 14.61
3/10/2020	340,000	13.34	13.02 – 13.44
3/11/2020	455,000	12.00	11.72 – 12.15

Mr. Gainor

Trade Date	Shares Purchased (Sold)	Price Per Share ($)	Price Range ($)

2/27/2020	5,000	18.49
2/28/2020	5,000	17.95
3/4/2020	5,000	17.63	17.50 – 17.75
3/5/2020	5,000	17.25
3/9/2020	5,000	14.22	13.50 – 14.70
3/10/2020	3,000	13.26
3/11/2020	7,000	11.86	11.81 – 11.90
3/12/2020	10,000	9.65	9.62-9.66